Exhibit 99.1

Virax Biolabs Group Limited Announces Initiation of its Virax Immune COVID-19 Analytical Performance Study

LONDON, Oct. 26, 2022/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, announced today the initiation of its Virax Immune COVID-19 Analytical Performance Study scheduled to take place through Q4 of this year and finishing in Q1 of next year.

The Analytical Performance Study will evaluate the technical performance of the Virax Immune COVID-19 Flow Cytometry Kit and will include specimens from 96 healthy volunteers[1]. Virax Immune is a proprietary T-Cell In-Vitro Diagnostic (“IVD”) test technology being developed with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral threats.

Unlike antibodies, T-Cells coordinate the immune system against major global viral attacks and have been shown to provide a level of protection against Covid-19 and its variants that is more robust and long-lasting than an antibody mediated response. Their detection can give an indication of inherent protection from disease for those yet to be infected and may be useful to determine the degree of long-term protection an individual has after recovering from major global viral threats. The first test being developed using the Virax Immune platform is for immunity related to COVID-19. Using data from the IVD test, our proprietary mobile application would be set up to offer an algorithmic immunological profile for patients, which would provide information such as if vaccination has been successful in providing protection or if additional vaccination boosters are required.

Additional tests may be developed in the future for new global pandemics and for such viruses as Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1). Our T-Cell tests have been designed to be as affordable and scalable as possible, by avoiding the requirement for complex processes and expensive lab equipment. The 'lab agnostic' nature of the tests is intended to result in penetration of both established and emerging markets in the near term across a variety of pathogens.

Virax's Chairman of the Board of Directors and Chief Executive Officer, Mr. James Foster, commented “We are excited to be taking the next step to bring Virax Immune to the market by initiating our COVID-19 analytical performance study. Virax Immune is a cutting edge immunological diagnostic profiling technique that may revolutionize how we manage viral outbreaks. I look forward to providing our investors with additional updates as we progress.”

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs is an Innovative Biotechnology company focused on the diagnosis of and the detection of immune responses to viral diseases.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the management and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs

[1] A "healthy volunteer" is someone with no known significant health problems who participates in research to test a new drug, device, or intervention